Exhibit 99.1

Press Release

LABOPHARM ANNOUNCES INTENTION TO
DELIST FROM NASDAQ

- Company’s Shares Will Continue to Trade on Toronto Stock Exchange -

LAVAL, Québec (June 21, 2011) - Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) announced today its intention to delist its common shares from The Nasdaq Global Market as of the close of business on June 30, 2011.  The Company’s common shares will continue to be listed on the Toronto Stock Exchange. Following its delisting from Nasdaq, the Company intends to voluntarily terminate its public reporting obligations under the U.S. Securities Exchange Act as soon as possible.

“The cost savings resulting from the Nasdaq delisting and termination of reporting obligations with the SEC in the U.S. will further preserve capital as the Company moves forward with its strategic review process,” said Mark A. D’Souza, President and Chief Executive Officer.

As previously announced on December 31, 2010 and April 1, 2011, the Company received notices from Nasdaq that it had failed to maintain a minimum bid price of $1.00 per share and failed to maintain a minimum Market Value of Listed Securities (MVLS) of $50,000,000. In light of its current financial condition, the Company does not anticipate that it will be able to meet such minimums or continue to meet other Nasdaq listing standards in the future.

About Labopharm Inc.
Labopharm is focused on realizing value from its commercialized products and creating additional value by leveraging its emerging technology platforms to develop increasingly differentiated products. For more information, visit www.labopharm.com.

This press release contains forward-looking statements within the meaning of applicable Canadian Securities legislation and U.S. Securities Law,  including statements related to the Company’s Nasdaq delisting, which reflect the Company's current expectations regarding future events. These forward-looking statements involve risks and uncertainties, many of which are beyond the Company's control. Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company's website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA's website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

For more information, please contact:

At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com